MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the six months ended June 30, 2011 is as of August 4, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three and six months ended June 30, 2011 and our MD&A for the year ended December 31, 2010. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular and other diseases. We have one product, BRINAVESS™, approved for marketing in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.  Our lead clinical programs are also focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We also have a program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have pre-clinical projects directed at various therapeutic indications.

Vernakalant (iv)

Exclusive global rights to the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) are held by Merck & Co., Inc. directly or indirectly through an affiliate (collectively “Merck”), known as MSD outside the United States and Canada, under two separate collaborative agreements.

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (iv) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck.  All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change. We will continue to be responsible for 25 percent of the development costs for vernakalant (iv) in North America up to FDA approval, while Merck will be responsible for 75 percent of the development costs and all future commercialization costs for vernakalant (iv) in North America.

In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (iv) outside of North America with Merck.  Under the agreement, development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4. In Q4-2009, we announced that the Phase 3 European Comparator Study (the “AVRO study”) was completed and met its primary endpoint of achieving statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.  In Q2-2010, we announced final results from the AVRO study, which showed that vernakalant (iv) was superior to amiodarone injection in converting patients’ heart rates from atrial fibrillation to sinus rhythm within 90 minutes of the start of administration.

Outside North America

In Q3-2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.  As a result of the European marketing approval, we received a $30 million milestone payment from Merck in Q3-2010, which was in addition to a $15 million milestone payment received from Merck in Q3-2009 when we announced that Merck had filed a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (iv) in the European Union.

BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining countries for which marketing approval has been obtained. We continued to earn royalty revenue from Merck for the sale of BRINAVESS™ in Europe. In the Asia-Pacific region, Merck has initiated a Phase 3 trial that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.

The approval of BRINAVESS is based on the results of three randomized, double-blind, placebo controlled studies (ACT 1, ACT 2, and ACT 3) and the AVRO study as described above.

North America

In 2006, Astellas submitted an NDA for vernakalant (iv) to the FDA seeking approval to market vernakalant (iv) in the United States for the conversion of atrial fibrillation. In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application was approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009.  In Q3-2010, we announced that Astellas suspended patient enrollment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study.

Vernakalant (oral)

Exclusive global development and marketing rights to the oral formulation of vernakalant hydrochloride (“vernakalant (oral)”), a product candidate for the long-term prevention of atrial fibrillation recurrence, are held by Merck. We continue to assist Merck in the development of vernakalant (oral).

In 2006, we announced positive results from a Phase 2a pilot study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck.  In December 2010, we announced that Merck’s current review of vernakalant (oral) was complete, and that Merck has confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. Merck is currently conducting additional pharmacokinetic/pharmacodynamic studies evaluating the safety, tolerability and pharmacokinetics of vernakalant (oral).

GED-aPC

In Q2-2007, we acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC.  In Q3-2009, we announced that enrolment in this trial was completed.  Results from this study are expected to be released in 2011. We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company. We are seeking external capital to fund future activities related to the development of GED-aPC. We may choose to co-invest in the venture to maintain an equity interest. Under a collaborative research and development agreement (“CRDA”) with the US Army Medical Research Institute of Infectious Diseases (“USAMRIID”), we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in an infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

CORPORATE DEVELOPMENT

Consent to transfer North American Rights for Vernakalant (iv)

In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck.  Merck now holds exclusive global rights to vernakalant (iv) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	ACT 5 trial initiated in Q4-2009. Patient enrollment currently suspended.	$ 99.6

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™.

	European Comparator (AVRO) Study	Final results released in Q2-2010.

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010.
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.3
GED-aPC	Phase 1	Phase 1 study completed. Results to be released in 2011.	16.2

	USAMRIID study	To be completed 2011.
Current Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	7.9

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)

During Q2-2011, we continued to support Merck in the development and commercialization of vernakalant (iv) outside of North America.  Development efforts for vernakalant (iv) outside of North America are the responsibility of Merck. Prior to the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck, we also continued to support Astellas with the development of vernakalant (iv) in North America, including the ongoing ACT 5 trial, for which patient enrollment is currently suspended.

Vernakalant (oral)

During Q2-2011, we continued to support Merck in the development of vernakalant (oral). Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.

GED-aPC

During Q2-2011, we continued to seek external capital to fund continued clinical development of GED-aPC.  Further development of GED-aPC is not expected to begin until such funding is obtained. Under a CRDA with USAMRIID, we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in an infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage assets as well as review the external world for later stage and commercial assets.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, stock-based compensation expense, and estimation of income tax.

There were no material changes to our critical accounting estimates during the six months ended June 30, 2011, from those disclosed in the MD&A for the year ended December 31, 2010.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition and clinical trial accounting.  These and other significant accounting policies are described more fully in Notes 3 and 20 of our annual consolidated financial statements for the year ended December 31, 2010. There have been no changes in these accounting policies during the six months ended June 30, 2011, except as described below.

Changes in Significant Accounting Policies

Multiple-Deliverable Revenue Arrangements:

On January 1, 2011, we prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) associated with multiple-deliverable revenue arrangements. These amendments (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method; and (d) significantly expand related disclosure requirements. The adoption of the amendments did not have a material impact on our consolidated financial position, results of operations or cash flows for the periods presented.

Milestone method of revenue recognition:

On January 1, 2011, we prospectively adopted guidance issued by the FASB on the milestone method of revenue recognition for research and development transactions. This method relates to consideration that is contingent upon achievement of a milestone such as the payments provided for under our collaboration and license agreements. We determine the revenue recognition of contingent milestones at the inception of a collaboration and license agreement. Payments are recognized in their entirety in the period earned for substantive milestones for which the consideration (a) is commensurate with our performance to achieve the milestone or enhance the value of the delivered item, (b) relates to past performance and (c) is reasonable relative to the deliverables and payment terms within the agreement. We have determined all our milestones under our current collaboration and license agreements to be substantive. There have been no milestones recognized since adoption. The adoption of the guidance did not have a material impact on the timing or pattern of revenue recognition relative to our collaboration and license agreements nor is expected to in future periods.

Impact of Accounting Pronouncements Affecting Future Periods

Fair Value Measurements:

In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on our financial position, results of operations or cash flows.

Comprehensive Income:

In June 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on our financial position, results of operations or cash flows.

RESULTS OF OPERATIONS

We recorded a net loss of $7.7 million ($0.13 basic and diluted loss per share) for the three months ended June 30, 2011 (Q2-2011), compared to a net income of $4.6 million ($0.08 and $0.07, basic and diluted income per share, respectively) for the three months ended June 30, 2010 (Q2-2010). On a year-to-date basis, we recorded a net loss of $14.9 million ($0.24 basic and diluted loss per share) for the six months ended June 30, 2011, compared to a net income of $20.0 million ($0.33 basic and diluted income per share) for the six months ended June 30, 2010. The net loss for Q2-2011 and year-to-date was largely due to expenditures incurred on our ongoing research and development programs, as well as normal operating costs. The net income for the three and six months ended June 30, 2010, was largely due to revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and license agreement. These amounts were fully recognized in 2010.

Revenues

Revenue for Q2-2011 was $0.4 million, a decrease of $12.0 million from $12.4 million in Q2-2010. On a year-to-date basis, revenue for the six months ended June 30, 2011 and 2010 was $0.8 million and $35.5 million, respectively. Revenue comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments and royalties from our collaborative partners, as well as proceeds from shipment of clinical supplies to Merck. Licensing and other fees for the three and six months ended June 30, 2011 were not significant, compared to $12.2 million and $35.2 million for the three and six months ended June 30, 2010. The licensing and other fees recognized in 2010 were primarily attributable to the recognition of payments received from Merck in 2009. Licensing and other fees are not expected to be significant for the remainder of the year.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $0.3 million and $0.2 million in Q2-2011 and Q2-2010, respectively. On a year-to-date basis, we recorded research and collaborative fees of $0.5 million and $0.3 million for the six months ended June 30, 2011 and 2010, respectively. Research collaborative fees are not expected to be significant for the remainder of the year.

In fiscal 2010, we also started earning royalty revenue from Merck for the sale of BRINAVESS™ in Europe. Royalty revenue received from Merck has not been significant to date. Although, we are likely to receive increased royalty revenue as BRINAVESS™ gains market acceptance and is launched in additional countries throughout Europe, we do not expect the royalty revenue in the remainder of 2011 to be significant.

In the future, we may earn additional revenue from our collaboration and licensing agreements with Merck for the development and commercialization of vernakalant (iv) and vernakalant (oral).

Research and Development Expenditures
(in thousands of dollars)	For the Three Months Ended June 30		For the Six Months Ended June 30
Project	2011 $	2010 $	2011 $	2010 $
Vernakalant (oral)	476	470	727	648
Vernakalant (iv)	1,555	1,818	3,243	4,105
GED-aPC	127	273	259	670
Other projects	1,915	1,121	3,650	2,013
Total research and development expenses	4,073	3,682	7,879	7,436

Research and development (“R&D”) expenditures were $4.1 million for Q2-2011 and $3.7 million for Q2-2010. We incurred total R&D expenditures of $7.9 million for the six months ended June 30, 2011, compared to $7.4 million for the same period in fiscal 2010. For the three and six months ended June 30, 2011, we continue to incur costs related to the ACT 5 trial for vernakalant (iv) to follow up with existing patients as well as monitor and analyze the data collected. Expenditures related to our vernakalant (oral) and GED-aPC programs remain at a minimal level. We increased our spending on other projects related to internal preclinical research and development work.

For the remainder of fiscal 2011, we may continue to incur costs related to the development of vernakalant (iv) in the North American market and we will continue to incur costs related to the continued development of other pre-clinical and early stage research projects.

General and Administration Expenditures

General and administration (“G&A”) expenditures for Q2-2011 were $3.5 million as compared to $3.3 million for Q2-2010. On a year-to-date basis, we incurred total G&A expenditures of $6.7 million for the six months ended June 30, 2011, compared to $6.6 million for the same period in 2010. G&A expenditures have remained consistent on a quarterly and year-to-date basis between 2011 and 2010 and primarily consisted of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting and professional fees. We expect our G&A expenditures to remain at current levels for the remainder of the current fiscal year.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $25 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Other expense for Q2-2011 and Q2-2010 was $0.3 million and $0.6 million, respectively. For the six months ended June 30, 2011 and 2010, other expense was $0.6 million and $0.8 million, respectively.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters:

	Quarter ended
(In thousands of dollars except per share amounts)	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010

Total revenue	$443	$387	$374	$30,221
Research and development	4,073	3,806	4,417	3,486
General and administration	3,466	3,224	2,740	3,505
Net income (loss)	(7,723)	$(7,146)	$(7,302)	$22,768
Net income (loss) per share
Basic and diluted	(0.13)	(0.12)	(0.12)	0.37

(In thousands of dollars except per share amounts)	Quarter ended
	June 30, 2010	March 31, 2010	December 31, 2009 (Adjusted)(1)	September 30, 2009 (Adjusted)(1)

Total revenue	$12,424	$23,045	$23,438	$19,198
Research and development	3,682	3,754	5,788	9,290
General and administration	3,272	3,358	3,367	4,193
Net income (loss)	$4,560	$15,473	$12,102	$228
Net Income (loss) per share
Basic	$0.08	$0.26	$0.20	$0.00
Diluted	0.07	0.26	0.20	0.00
(1) Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Licensing and other fees:

The timing of payments and achievement of milestones under our collaboration and license agreements resulted in the variations in revenue. Revenue earned from Q3-2009 to Q2-2010, related to a $60.0 million upfront payment, MAA milestone payment and proceeds from shipment of clinical supplies under the collaboration and license agreement with Merck. Revenue for Q3-2010 was mainly due to a $30.0 million milestone payment from Merck relating to the marketing approval in Europe of vernakalant (iv).

Research and Development Expenses:

The timing of clinical trials and research work performed resulted in the variations in R&D expenses. The Phase 1 clinical trial for GED-aPC completed in Q3-2009 and the AVRO Phase 3 comparator study for vernakalant (iv) completed in Q4-2009.

General and Administration Expenses:

Business development activities, strategic initiatives taken and the timing of stock based compensation expense resulted in the variations in G&A expenses. The higher G&A expenses in Q3-2009 were primarily associated with closing the collaboration and license agreement with Merck.

Foreign Exchange:

Prior to 2010, translation of our U.S. dollar net monetary assets into Canadian dollars for reporting purposes at period end resulted in variations in net income (loss). In Q3-2009, we recorded a $5.2 million foreign exchange loss.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q2-2011 were financed mainly by working capital carried forward from the preceding fiscal year. We believe that our cash position as at June 30, 2011, the anticipated cash inflows from our collaborative partner, and available credit facility will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, fees from collaborative and license arrangements with third parties and from strategic opportunities.

At June 30, 2011, we had working capital of $59.0 million compared to $72.7 million at December 31, 2010. The decrease in working capital of $13.7 million is mainly due to funding of our current exploratory research and development projects and general and administrative costs. We had available cash reserves comprised of cash and cash equivalents of $61.3 million at June 30, 2011 compared to $76.9 million at December 31, 2010.

Sources and Uses of Cash
(in thousands of dollars)	For the Three Months Ended June 30,		For the Six Month Ended June 30,
	2011	2010	2011	2010
Cash used in operating activities	$(8,024)	$(6,769)	$(15,300)	$(15,689)
Cash used in investing activities	(487)	(226)	(785)	(307)
Cash provided by financing activities	-	1,509	358	26,644
Effect of foreign exchange rate on cash and cash equivalents	20	(312)	155	(211)
Net increase (decrease) in cash and cash equivalents	$(8,491)	$(5,798)	$(15,572)	$10,437

Cash used in operating activities for Q2-2011 was $8.0 million, an increase of $1.2 million from $6.8 million in Q2-2010 primarily due to increased spending on projects related to internal preclinical research and development work. Cash used in operating activities for the six months ended June 30, 2011 was $15.3 million, a decrease of $0.4 million from $15.7 million used in operating activities for the same period in 2010.

Cash used in investing activities in Q2-2011 and Q2-2010 was $0.5 million and $0.2 million, respectively, and for the six months ended June 30, 2011 and 2010 was $0.8 million and $0.3 million, respectively.

Cash used in investing activities related to the purchase of capital assets and costs incurred related to patents.

Cash provided by financing activities in Q2-2011 was insignificant as compared to $1.5 million in Q2-2010. On a year-to-date basis, cash provided by financing activities for the six months ended June 30, 2011 was $0.4 million and $26.6 million for the same period in fiscal 2010.

In the six months ended June 30, 2010, we received $25 million of secured, interest bearing long-term debt pursuant to the credit facility which is part of our collaboration and license agreement with Merck. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016. Cash provided by financing activities in Q2-2011 and the six months ended June 30, 2011 was not significant.

Contractual Obligations

As of June 30, 2011 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2011	2012	2013	2014	2015	There-after		Total
Long-term debt and interest expense	$1,124	$2,230	$2,230	$2,230	$2,230	$27,230	(1)	$37,274
Operating lease obligations	878	1,779	1,785	1,366	1,288	6,993		14,089
Commitments for clinical research agreements and other agreements	497	100	3	1	Nil	Nil		601
Other long-term obligations	23	33	36	6	Nil	Nil		98
Total	$2,522	$4,142	$4,054	$3,603	$3,518	$34,223		$52,062
(1) The $25 million advance must be repaid in full by December 31, 2016. We may, at our option, repay all or a portion of this advance prior to December 31, 2016, without premium or penalty.

Outstanding Share Capital

As of August 4, 2011, there were 61,129,091 common shares issued and outstanding, and 5,073,873 common shares issuable upon the exercise of outstanding stock options (of which 3,536,776 were exercisable) at a weighted average exercise price of CAD $7.34 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of June 30, 2011 was $0.5 million (December 31, 2010 - $0.1 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.5 million in Q2-2011 (Q2-2010 - $0.4 million) of legal fees for services provided by this legal firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At June 30, 2011, our cash and cash equivalents were primarily cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.